EXHIBIT 3.2

CERTIFICATE OF AMENDMENT TO ARTICLES

OF INCORPORATION

OF FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

1.	The corporation’s name is First Republic Preferred Capital Corporation.

2.	The corporation’s articles are hereby amended by increasing the number of shares of authorized common stock from 25,000,000 to 50,000,000 and by increasing the number of shares of authorized preferred stock from 5,000,000 to 10,000,000.

3.	Stockholders holding 18,694,463 shares in the corporation of 18,704,303 shares entitled to vote have voted in favor of the amendment, which number is sufficient pursuant to Nevada law and the corporation’s articles of incorporation to approve such amendment.

Dated: June 12, 2003

By:	/s/ Julie N. Miyachi
Name:	Julie N. Miyachi
Title:	VP Operations, Assistant Secretary